Mail Stop 6010
Via Facsimile and U.S. Mail

October 3, 2007

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

>   **Re: Cardinal Health, Inc.**
>   **Form 10-K for the year ended June 30, 2005, filed September 12, 2005**
>   **Form 8-K/A No. 2 Dated April 26, 2007, filed June 15, 2007**
>   **File No. 1-11373**

Dear Mr. Henderson:

We have read your September 5, 2007 letter to our August 23, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

April 26, 2007 Form 8-K/A (Amendment No. 2)

Exhibit 99.01
Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations
Bulk and Non-Bulk Customers, page 9

1. Your September 5th response to comment one of our August 23rd letter and Cardinal's significant accounting policy for inventories disclosed in its June 30, 2007 financial statements, states that "the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method…" Please address the following:

    a. This disclosure appears to suggest that it is necessary to know the end of period dollar value of inventory determined on an average cost basis in order to determine the amount by which to adjust the LIFO reserve on your consolidated balance sheet. Please tell us how you are able to conclude that the replacement cost of ending inventory under any scenario including but not limited to changes in WAC, inventory turns, inventory mix etc. is stated at average cost in light of the fact that your inventory accounting system does not retain historical cost information. Address in your response how you overcome:

- that inventory sold is relieved from inventory and recorded to cost of products sold at the current WAC; and
- that the Company's system is not able to identify the adjustment in the contra inventory account to the specific inventory item sold for which the adjustment is attributable.

   b. Because your example in Annex A of your July 31st letter assumed that no inventory remained after reflecting the sales, we were unable to discern how you use an inventory turns calculation to determine inventory on average cost basis. Please provide a more complete example that demonstrates the use of the inventory turns calculation and shows us how the calculation works.

   c. In order to facilitate our evaluation of your response, please tell us whether the relationship between cost and WAC for the quantity and mix of goods in ending inventory is the same as the relationship between cost and WAC for the quantity and mix of goods available for sale within the reporting period.

2. Please refer to your September 5th response to the last paragraph of comment one of our August 23rd letter regarding the inventory accounting basis in which segment profit for bulk and non-bulk is computed. Please comply with our August 23rd comment one for the certain businesses within Healthcare Supply Chain Services – Pharmaceutical that are on FIFO or tell us why the comment does not apply to this inventory.

3. We refer to your September 5th response regarding "Warehouse expense" to comment two of our August 23rd letter and to the company's disclosure regarding the allocation of this expense in MD&A of your June 30, 2007 Form 10-K. Please help us understand why invoice line items filled correlates to receiving, shipping and storage costs, particularly in light of the fact that non-bulk items are stored longer and shipped in a different form than they are received. Additionally clarify your intent of "(bulk customers typically order larger quantities of products for each invoice line)" that you included at the end of the disclosure and how this fact bears on your allocation method. Consider the need for clarifying disclosure.

Financial Statements - Revenue Recognition

4. You indicate in June 30, 2007 financial statements that:

> " Revenue for deliveries that are direct shipped to customer warehouses
> from the manufacturer whereby the Company acts as an intermediary in
> the ordering and delivery of products is recorded gross in accordance with
> FASB Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting
> Revenue Gross as a Principal versus Net as an Agent." This revenue is
> recorded on a gross basis since the Company incurs credit risk from the
> customer, bears the risk of loss for incomplete shipments and does not
> receive a separate fee or commission for the transaction."

Please explicitly state in your disclosure the representation that you made in your
November 23, 2005 letter that you are the primary obligor.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if
you have questions regarding the comments. In this regard, do not hesitate to contact me,
at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant